06016273

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

082-34952

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED AUG 2 1 2006 151 WASH., D.C.

Date 08/08/2006

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

dlw 8/23

DYNO
Dyno Nobel
Groundbreaking Performance

Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

7 August 2006

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Moranbah Ammonium Nitrate Project

Dyno Nobel has continued to evaluate a suitable Ammonium Nitrate Project, with the preferred site being at Moranbah, Central Queensland.

Queensland Premier Peter Beattie today announced the Coordinator-General had finalised the terms of reference for an environmental impact statement into Dyno Nobel's proposed Moranbah Ammonium Nitrate Project in the Bowen Basin, Central Queensland.

The project would include an ammonia plant, a nitric acid plant, an ammonium nitrate plant and an emulsion manufacturing plant in the northern Bowen Basin where much of Queensland's mining activity is occurring.

Dyno Nobel CEO, Mr Peter Richards said, "We are pleased with this latest development in the regulatory process and look forward to moving ahead with this project however there are still a number of regulatory, commercial and development requirements to be addressed as part of our ongoing assessment of this proposal."

Dyno Nobel will keep the market informed of further developments regarding the proposed Moranbah project.

Yours sincerely

RICHARD M. SHEA
Company Secretary